

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Lance J. Phillips
Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, TX 75225-4404

> **Re: Capstead Mortgage Corporation**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-08896**

Dear Mr. Phillips:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction